SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

      |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934

          For the fiscal year ended December 31, 2003

                                       OR

      |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934

          For the transition period from __________ to __________

                         Commission file number: 1-12385

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  NORTHROP GRUMMAN SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    NORTHROP GRUMMAN SAVINGS PLAN


Dated: June 25, 2004                /s/ J. Michael Hateley
                                    -----------------------------------------
                                    By: J. Michael Hateley
                                        Chairman, Administrative Committee

Northrop Grumman Savings Plan

(Formerly the Northrop Grumman Savings and Investment Plan)

Financial Statements as of December 31,
2003 and 2002 and for the Year Ended December 31,
2003, Supplemental Schedules and Report of
Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN

(Formerly the Northrop Grumman Savings and Investment Plan)

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                            Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002      2

   Statement of Changes in Net Assets Available for Plan Benefits for the
     Year Ended December 31, 2003                                                             3

   Notes to Financial Statements                                                             4-12

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4a,
     Schedule of Delinquent Participant Contributions for the year ended December 31, 2003   13

   Form 5500, Schedule H, Part IV, Line 4i,
     Schedule of Assets (Held at End of Year) as of December 31, 2003                        14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Northrop Grumman Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the Table of Contents are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 25, 2004

NORTHROP GRUMMAN SAVINGS PLAN
(FORMERLY THE NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                   2003             2002
ASSETS:
  Investment in Northrop Grumman Defined Contribution Plans
    Master Trust (Notes A, B, C, D and E)                     $5,655,953,474   $3,666,622,346
  Other investments (Notes A, B and C)                           753,777,161      513,468,593
                                                              --------------   --------------
           Total investments                                   6,409,730,635    4,180,090,939
                                                              --------------   --------------

  Receivables:
    Participant contributions                                      8,627,405        4,313,329
    Employer contributions                                         3,064,914        1,174,022
    Dividends and interest receivable                                 10,322               --
                                                              --------------   --------------
           Total receivables                                      11,702,641        5,487,351
                                                              --------------   --------------
           Total assets                                        6,421,433,276    4,185,578,290
                                                              --------------   --------------

LIABILITIES:
  Accrued expenses                                                 1,894,835        2,090,276
                                                              --------------   --------------
           Total liabilities                                       1,894,835        2,090,276
                                                              --------------   --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                        $6,419,538,441   $4,183,488,014
                                                              ==============   ==============

See accompanying notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
(FORMERLY THE NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Plan interest in Northrop Grumman Defined Contribution Plans Master Trust
    investment income (Notes A, B, C, D and E)                                $   826,652,570
  Net (depreciation) in fair value of other investments                               (26,826)
  Interest                                                                             82,163
  Dividends                                                                       105,455,276
                                                                              ---------------
           Total investment income                                                932,163,183
                                                                              ---------------

CONTRIBUTIONS:
  Participant                                                                     337,578,606
  Employer                                                                        120,916,092
                                                                              ---------------
           Total contributions                                                    458,494,698
                                                                              ---------------

TRANSFER FROM OTHER PLANS (Notes A and J)                                       1,113,042,076
                                                                              ---------------
           Total additions                                                      2,503,699,957
                                                                              ---------------

DEDUCTIONS:
  Benefits paid to participants (Note B)                                         (262,028,677)
  Administrative expenses                                                          (5,620,853)
                                                                              ---------------
           Total deductions                                                      (267,649,530)
                                                                              ---------------
NET INCREASE                                                                    2,236,050,427

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                             4,183,488,014
                                                                              ---------------
  End of year                                                                 $ 6,419,538,441
                                                                              ===============

See accompanying notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
(FORMERLY THE NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General -- The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Northrop Grumman Corporation (the "Company"). It was established February 1, 1962 and restated effective January 1, 1998. It covers substantially all hourly and salaried employees who are at least 18 years old, are citizens or residents of the United States of America and are not covered under another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      During 2003, the Continental Maritime Employee Stock Ownership Plan, Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees, TASC Profit Sharing and Savings Plan and TASC Services Corporation Employees Savings Plan were merged with the Plan (see Note K).

      Effective October 1, 2002, the Plan utilized the Northrop Grumman Defined Contribution Plans Master Trust (the "Master Trust") for its investments, except for the participant loans, temporary (short-term) investments and the Charles Schwab Personal Choice Retirement Account.

      Effective July 1, 2003, the Plan was amended to change its name from the "Northrop Grumman Savings and Investment Plan" to the "Northrop Grumman Savings Plan". Both the savings and ESOP features are reported within the Plan's 2003 financial statements as they have been in prior periods.

      Contributions -- Plan participants may contribute between 1% and 30% of eligible compensation in increments of 1%, on a tax-deferred (before-tax) basis, an after-tax basis, or a combination thereof. An active participant may change the percentage of his or her contributions. Contributions are subject to certain limitations.

      The Company's matching contributions are as follows:

        Employee Contribution                          Company Match

        First 2% of eligible compensation                  100%
        Next 2% of eligible compensation                    50%
        Next 4% of eligible compensation                    25%
        Contribution over 8%                                 0%

      Participant Accounts -- A separate account is maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting -- Plan participants are fully vested (100%) at all times in the balance of their accounts (both employee and employer contributions), none of which may be forfeited for any reason.

      Investment Options -- Upon enrollment in the Plan, each participant may direct that his or her employee contributions and Company matching contributions, in 1% increments, be invested in any of the following 12 investment funds.

         U.S. Equity Fund -- The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund's objectives are capital appreciation over the long term, along with current income (dividends). The fund's stock investments are selected by independent professional investment managers appointed by the Plan's Investment Committee.

         U.S. Fixed Income Fund -- The Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades (i.e., A or better) assigned by Moody's Investor Services or Standard & Poor's Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan's Investment Committee.

         Stable Value Fund -- The Plan holds an interest in the Northrop Grumman Stable Value Fund (the "Stable Value Fund", see Notes D and E). Investments of the Stable Value Fund are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan's Investment Committee.

         Northrop Grumman Fund -- The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

         Balanced Fund -- The Balanced Fund consists of fixed portions of five of the savings plan funds (Stable Value Fund, U.S. Equity Fund, Fixed Income Fund, International Equity Fund and Small Cap Fund). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

         International Equity Fund -- The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund's objectives are capital appreciation over the long term, along with current income (dividends).

         Small Cap Fund -- The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund's objective is capital appreciation over the long term, rather than current income (dividends).

         Equity Index Fund -- The Equity Index Fund consists of a diversified portfolio of stocks, as defined by an established market index. These stocks are selected by independent professional investment managers appointed by the Plan's Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor's 500 Stock Index.

         High Yield Bond Fund -- The High Yield Bond Fund consists of below-investment-grade securities (i.e., BBB or lower) assigned by Moody's Investor Services or Standard & Poor's Corporation. The fund seeks to exceed the return of the high-quality (investment grade) bond market.

         International Bond Fund -- The International Bond Fund consists of non-U.S. dollar denominated debt instruments rated within the three highest investment grades (i.e., A or better) by Moody's Investor Services or Standard & Poor's Corporation. The fund's objective is to provide a higher level of income and capital appreciation than the domestic fixed income market.

         Emerging Markets Fund -- The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund's objective is capital appreciation over the long term.

         Schwab Personal Choice Retirement Account -- The Schwab Personal Choice Retirement Account consists of more than 2,500 mutual funds, more than 300 fund families and the option to invest in individual stocks and bonds.

      Participants may change their investment options daily.

      Contributions deposited into each investment fund buy a number of units in each fund. The value of each participant's account within each fund depends on two factors: (1) the number of units purchased to date and
      (2) the current value of each unit. Unit values are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers.

      Participant Loans -- Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50% of their account balance (not including Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant's account. The interest rate is fixed on the first business day of each month at the prime rate of the Plan's trustee plus 1%. Repayments are made from payroll deductions (for active employees) or personal check (for former employees or employees on a leave of absence). The maximum loan period is five years or, effective January 1, 2003, fifteen years for a loan used to acquire a dwelling that is to be the principal residence of the participant. Loans may be prepaid in full; partial prepayments are not permitted.

      Payment of Benefits -- On termination of service (including termination due to death, disability or retirement) a participant may receive a lump-sum payment of his or her account balance. A participant may also delay his or her lump-sum payment until the age of 70 1/2, if the account balance exceeds $5,000.

      Distributions from the Northrop Grumman Fund will be paid in cash, stock or a combination of both, depending on the participant's election.

      Withdrawals -- A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time but limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contribution (plus earnings) at any time but limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document).

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risk and Uncertainties -- The Plan invests in various securities, including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term, which could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition -- The Plan's investments, including the Plan's interest in the Master Trust, are stated at fair value as determined by State Street Bank and Trust Company ("State Street" or the "Trustee"). The underlying investments in the Master Trust are valued with investments in securities traded on a national securities exchange valued at their quoted market price at the end of the Plan year and securities that have no quoted market price presented at their estimated fair value.

      Securities are valued at their market values based on information and financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade such securities (investment managers, the Investment Committee, or, in the case of participant directed brokerage accounts, the participant's broker, as applicable). The Trustee relies on the prices provided by pricing sources or the investment managers, Investment Committee or participant's broker as a certification as to value in performing any valuations or calculations required of the Trustee.

      All securities and cash or cash equivalents are quoted in the local currency and then converted into US dollars using the appropriate exchange rate obtained by the Trustee. The investment contracts with insurance companies included in the Stable Value Fund are stated at contract value (see Notes D and E). Loans from participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Master Trust are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

      The Master Trust allocates investment income, realized gains and losses, and unrealized appreciation on the underlying securities to the participating plans daily based upon the market value of each plan's investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.

      Expenses -- Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

      Payment of Benefits -- Benefits are recorded when paid.

C.    INVESTMENTS

      As of December 31, 2003, the Plan's investments include a proportionate interest in certain investments held by the Master Trust. These investments are stated at fair value determined and reported by the Trustee in accordance with the Master Trust Agreement established by the Company (see Notes A and B). Proportionate interests of each participating plan are ascertained on the basis of the Trustee's plan accounting method for master trust arrangements. The Plan's investment in the Master Trust represents 87% and 81% of total net assets as reported by the Trustee of the Master Trust as of December 31, 2003 and 2002, respectively.

      As of December 31, 2003 and 2002, Master Trust assets of $695,984,508 and $635,648,142, respectively, were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the Plan.

      The net assets of the Master Trust at fair value are as follows as of December 31, 2003 and 2002:

                                                                                 2003             2002
      Assets:
        Temporary investments (See Note D)                                  $  152,963,469   $  298,243,357
        U.S. and foreign government securities                                 411,233,413      314,399,692
        Corporate debt instruments                                             174,859,840      186,349,259
        Common stock                                                         2,487,376,512    1,704,725,533
        Common/collective trust funds                                        1,507,330,059      440,836,676
        Guaranteed and synthetic investment contracts (See Notes D and E)    1,757,340,661    1,690,110,231
        Other investments                                                       11,684,933        3,790,201
        Receivable for investments sold                                         28,549,033       55,685,018
        Dividends, interest and tax receivable                                   8,511,236        6,938,752
                                                                            -------------------------------
              Total Assets                                                   6,539,849,156    4,701,078,719
                                                                            -------------------------------

      Liabilities:
        Due to broker for securities purchased                                  80,811,923      151,289,439
                                                                            -------------------------------
              Total Liabilities                                                 80,811,923      151,289,439
                                                                            -------------------------------
      Net assets of the Master Trust                                        $6,459,037,233   $4,549,789,280
                                                                            ===============================

      Investment gain for the Master Trust is as follows for the year ended December 31, 2003:

      Net appreciation (depreciation) in fair value of investments:
          U.S. and foreign government securities                      $  (6,430,781)
          Corporate debt instruments                                      9,472,406
          Common stock                                                  435,855,240
          Common/collective trust funds                                 213,116,026
          Other investments                                                 260,091
                                                                      -------------
                                                                        652,272,982
      Interest                                                            2,807,904
      Dividends                                                          60,745,505
      Other income                                                       87,034,461
      Investment manager fees                                           (10,641,254)
                                                                      -------------
      Total investment gain                                           $ 792,219,598
                                                                      =============

      The following presents investments, other than the Plan's investment in the Master Trust, that represent 5% or more of the Plan's net assets available for Plan benefits as of December 31, 2003 and 2002:

                                                               2003             2002
      Charles Schwab Personal Choice Retirement Account   $  621,900,164   $436,886,177

D.    INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

      A portion of the Plan's investments that is part of the Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of the assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2003 and 2002, the Plan's interests in the net assets of the Stable Value Fund were approximately 86% and 83%, respectively. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

      Investments held in the Stable Value Fund were as follows as of December
      31:

                                                                                2003             2002
      Guaranteed and Synthetic Investment Contracts (at contract value)   $1,757,340,661   $1,690,110,231
      Merrill Lynch Retirement Preservation Trust                            353,175,048               --
      Cash and cash equivalents                                                7,241,405       49,488,133
                                                                          -------------------------------
      Total                                                               $2,117,757,114   $1,739,598,364
                                                                          ===============================

      Investment income of the Stable Value Fund totaled $85,849,902 for the year ended December 31, 2003.

      The Plan has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2003, no borrowings under this arrangement were outstanding.

E.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      All investment contracts held by the Stable Value Fund are considered to be fully benefit responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

      The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets is referred to as a Synthetic Investment Contract ("SIC") and is recorded at contract value. The SICs held by the Stable Value Fund had a contract value totaling $1,753,314,248 and $1,646,981,826 at December 31, 2003 and 2002, respectively. The fair value of the underlying assets related to the wrapper contracts totaled $1,834,125,347 and $1,746,621,817 as of December 31, 2003 and 2002, respectively.

      The fair value of the non-synthetic guaranteed investment contracts totaled $4,027,108 and $43,495,206 at December 31, 2003 and 2002,
      respectively.

      The following information is disclosed for the investment contracts within the Stable Value Fund as of December 31:

                                                                    2003         2002
      Average yield of assets on December 31                          4.68%        5.53%
      Average crediting interest rate of assets at December 31        4.68%        5.53%
      Average duration                                           3.16 years   2.58 years

F.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments represent short-term investments managed by State Street. State Street is the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $68,200 for the year ended December 31, 2003. In Plan management's opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

G.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, the interests of all participants in their accounts are 100% vested and nonforfeitable.

H.    FEDERAL INCOME TAX STATUS

      The plan obtained its latest determination letter dated July 17, 2002 in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Internal Revenue Code of 1986, as amended ("the Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plans qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

I.    PROHIBITED TRANSACTIONS

      During 2003, certain participant contributions were withheld by the Company but not funded within the time period prescribed by the government (Department of Labor Regulation 2510.3-102). Of the total, $400,366 was delinquent by 21 days and $4,201 was delinquent by 70 days. The Plan Sponsor intends to file a Form 5330 with the Internal Revenue Service and pay the required excise tax on the transactions.

J.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31:

                                                                                   2003               2002
      Net assets available for Plan benefits, per the financial statements   $ 6,419,538,441    $ 4,183,488,014
      Less:  Amounts allocated to withdrawing participants                        (2,473,125)        (6,606,122)
                                                                             ----------------------------------
      Net assets available for Plan benefits per the Form 5500               $ 6,417,065,316    $ 4,176,881,892
                                                                             ==================================

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

      Benefits paid to participants per the financial statements                  $ 262,028,677
      Add:  Amounts allocated to withdrawing participants at December 31, 2003        2,473,125
      Less:  Amounts allocated to withdrawing participants at December 31, 2002      (6,606,122)
                                                                                  -------------
      Benefits paid to participants per the Form 5500                             $ 257,895,680
                                                                                  =============

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

K.    PLAN MERGERS

      Effective March 28, 2003, the TASC Profit Sharing and Savings Plan (the "TASC Savings Plan") and TASC Services Corporation Employees Savings Plan (the "TASC Employee Savings Plan") were merged with the Plan, and the participants of the TASC Savings Plan and the TASC Employee Savings Plan became eligible for participation in the Plan. The Continental Maritime Employee Stock Ownership Plan and the Newport News Shipbuilding, Inc. 401(k) Investment Plan for Salaried Employees were merged with the Plan on December 18, 2003 and December 19, 2003, respectively. Net assets available for benefits were transferred into the Plan as follows:

      TASC Savings Plan and the TASC Employees Savings Plan                          $  240,310,607
      Continental Maritime Employee Stock Ownership Plan                                 27,506,084
      Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees      845,225,385
                                                                                     --------------
                                                                                     $1,113,042,076
                                                                                     ==============

NORTHROP GRUMMAN SAVINGS PLAN
(FORMERLY THE NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN)

FORM 5500 SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                 Total that Constitute Nonexempt Prohibited Transactions
                             ----------------------------------------------------------------
                                                  Contributions                                 Total Fully Corrected
 Participant Contributions    Contributions     Corrected Outside    Contributions Pending        Under VFCP and PTE
 Transferred Late to Plan     Not Corrected           VFCP            Correction in VFCP               2002 - 051
-------------------------------------------------------------------------------------------------------------------------
        404,568                    -0-            404,568                     -0-                        -0-

NORTHROP GRUMMAN SAVINGS PLAN
(FORMERLY THE NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN)

FORM 5500 SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                     Description of Investment,
         Identity of Issue,                           Including Maturity Date,
          Borrower, Lessor                          Rate of Interest, Collateral,                    Current
          or Similar Party                              Par or Maturity Value                         Value
-------------------------------------------------------------------------------------------------------------------
* Northrop Grumman Defined                  Participation in Northrop Grumman Defined
    Contribution Plans Master Trust           Contribution Plans Master Trust                      $ 5,655,953,474

  Charles Schwab                            Personal Choice Retirement Account                         621,900,164

* State Street                              Participation in the Cash/STIF Accounts                      9,599,656

* Northrop Grumman Corporation              Participant loans (Prime + 1%)                             122,277,341
                                                                                                   ---------------

  Total                                                                                            $ 6,409,730,635
                                                                                                   ==============

*  Party-in-interest